Exhibit 99.1

Draganfly Selected to Launch New Access & Healthcare Solutions with Fobi

Webinar on March 1st will discuss how Draganfly’s Vital Intelligence technology is helping Fobi’s new PassPro Wallet pass platform deliver more interoperable and automated access and healthcare solutions

Los Angeles, CA. February 23, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that the Company will launch its new Access & Healthcare Solutions with its key partner Fobi AI Inc. (“Fobi’’) (TSXV: FOBI) (OTCQB: FOBIF), a leader in providing real-time data analytics through artificial intelligence to drive operational efficiencies and profitability, during a joint webinar at 3 p.m. PST on March 1, 2022.

A lack of access, data interoperability and automation continues to be a major challenge for hosting in-person events and gatherings. This issue is creating an increasing amount of friction in communities and across a number of industries including venue management and tourism.

To address this and improve the user experience, Draganfly and Fobi are working together to provide flexible and agile solutions to meet the needs of established organizations across a variety of major markets.

An integral part of the Access & Healthcare Solutions being offered by Draganfly and Fobi is the deployment of the Company’s Vital Intelligence Smart Vital Kiosks. Powered by Draganfly’s Vital Intelligence platform, the kiosks can screen, with voluntary consent, temperature, blood pressure, heart rate, respiratory rate, and oxygen saturation (SpO2) in seconds. The system does not register any personal data of the individual being screened.

Integrations such as Draganfly’s Smart Vital System enable Fobi’s PassPro Wallet pass platform to help industry leaders solve multiple pain points. The platform will now be able to automatically deliver customers’ verified credentials like vital signs, access privileges and more to both a Fobi PassPro Wallet pass for easy customer access, as well as to a back-end portal for improved management by organizations.

According to a recent event participation survey by MarTech, respondents are generally in favor of health and safety protocols including vaccine status verification and test result tracking if it means they can physically attend conferences and events. Organizers are continuing to look for ways to adapt with data from EventMB revealing that 74% have become more proficient with venue management technologies.

Additional details about the joint solutions being offered by Draganfly and Fobi will be shared during the webinar on March 1, 2022.

You can register for the webinar here: https://us02web.zoom.us/webinar/register/WN_fojVFc-yTnqcNvFqR5dSDg

Panelists will include:

●	Cameron Chell, CEO of Draganfly
●	Rob Anson, CEO of Fobi
●	Tamer Shafiq, CTO of Fobi
●	Steven McAuley, CEO of Empower Clinics Inc.

“Draganfly is thrilled to be working with Fobi to provide effective and sustainable solutions that solve access, data interoperability and automation problems across a number of industries including tourism and venue management,” said Cameron Chell, CEO of Draganfly. “The health insights delivered by our Vital Intelligence platform continue to be invaluable for universities, corrections facilities, sporting events and large-scale conferences.”

“Industry leaders are looking for ways to address the lack of interoperability and automation for access solutions. Draganfly’s Vital Intelligence technology makes it possible for our PassPro platform to provide a higher level of health security for venues, tourism and other industries with verified credentials including vital signs, access privileges and so much more,” said Rob Anson, CEO of Fobi.

About Draganfly:

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Fobi:

Fobi is a cutting-edge data intelligence company that helps our clients turn real-time data into actionable insights and personalized customer engagement to generate increased profits. Fobi’s unique IoT device has the ability to integrate seamlessly into existing infrastructure to enable data connectivity across online and on-premise platforms creating highly scalable solutions for our global clients. Fobi partners with some of the largest companies in the world to deliver best-in-class solutions and operates globally in the retail, telecom, sports & entertainment, casino gaming, and hospitality & tourism industries.

For more information, please contact:

Fobi AI Inc.	Fobi Website: www.fobi.ai
Rob Anson, CEO	Facebook: @ Fobiinc
T : +1 877-754-5336 Ext. 3	Twitter: @ Fobi_inc
E: ir@fobi.ai	LinkedIn: @ Fobiinc

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the partnership between Fobi and Empower to provide flexible and agile solutions to meet the needs of established organizations across a variety of major markets, the deployment of the Company’s Vital Intelligence Smart Vital Kiosks, the ability of the platform to be able to automatically deliver customers’ verified credentials like vital signs, test results, access privileges and more to both a Fobi PassPro Wallet pass for easy customer access, as well as to a back-end portal for improved management by organizations; respondents generally being in favor of health and safety protocols including vaccine status verification and test result tracking if it means they can physically attend conferences and events; March 1, 2022 webinar, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.